Exhibit 99.1

IBEX Limited Announces Record Fourth Quarter and Fiscal Year 2021 Financial Results

Key Highlights

●	Record fourth quarter and fiscal year 2021 results
●	Continued 100% retention of our top 20 clients for the fiscal year
●	Over 3,200 seats expected to come online in the first half of fiscal year 2022
●	$57.8 million cash and cash equivalents at the end of fiscal year 2021
●	2022 guidance for strong revenue and EBITDA growth

WASHINGTON, DC— September 14, 2021—IBEX Limited (“ibex”), a leading global provider in business process outsourcing (BPO) and end-to-end customer engagement technology solutions, today announced financial results for the fourth quarter and fiscal year ended June 30, 2021.

“I am so proud of what ibex has accomplished in fiscal year 2021” said Bob Dechant, CEO of ibex.  “We completed a record year with revenues of $443.7 million, approximately 10 percent organic growth, and adjusted EBITDA of $66.2 million, a 20 percent increase, despite an incredibly challenging COVID environment.”

Dechant continued, “In fiscal year 2016, we pivoted our business away from a commoditized voice-only business and shifted focus to the digital-first marketplace where we can fully leverage our differentiated capabilities.   As a result of this shift, these new customers now represent $230 million, or 52%, of our current revenues, and have grown at a 5-year CAGR of 84% with an equally impressive 40% increase this past year.   I am proud to announce that we have also retained 100% of our top 20 clients for the fiscal year, extending this achievement to four consecutive years which is further evidence of continued client confidence.”

“Additionally, to support our growth we added over 3,300 new seats – a 34% increase – to our high-margin nearshore and offshore footprint. With the business we won from new and existing clients in fiscal year 2021, we also established a revenue backlog of another 3,200 seats that are expected to launch in the first half of fiscal year 2022 to service this demand, which will bring our total footprint to over 21,000. More importantly, we are delivering these record margins while our regions are currently at 50% usable capacity due to social distancing restrictions in place; we estimate that this existing footprint would afford us additional revenue potential of $200 million annually in a pre-Pandemic operating environment.”

“Our balance sheet transformation is almost complete with a growing cash balance. With a high-performance, customer-first business model, the wind at our back, and high ROI opportunities in front of us, we’re positioned well for flexible and highly attractive capital allocation and superior compounded shareholder returns.”

Fiscal Year 2021 Financial Highlights

Revenue

●	Revenue increased 9.5% to $443.7 million, compared to $405.1 million in the prior year.

Net Income / (loss)

●	Net income was $2.8 million, compared to net income of $7.8 million in the prior year.
●	Net income margin decreased to 0.6%, compared to 1.9% in the prior year.
●	Non-GAAP adjusted net income increased to $23.6 million, compared to $17.0 million in the prior year (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin increased to 5.3%, compared to 4.2% in the prior year (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA increased to $66.2 million, compared to $55.2 million in the prior year (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin increased to 14.9%, compared to 13.6% in the prior year (see Exhibit 2 for reconciliation).

Earnings Per Share

●	IFRS basic and fully diluted earnings per share was $0.16 and $0.15, compared to IFRS basic and fully diluted earnings per share of $0.00 in the prior year.*
●	Non-GAAP pro forma fully diluted adjusted earnings per share increased to $1.28, compared to $0.93 in the prior year (see Exhibit 1 for reconciliation).

Fourth Quarter 2021 Financial Highlights

Revenue

●	Revenue increased 7.9% to $108.9 million, compared to $100.9 million in the prior year quarter.

Net Income / (loss)

●	Net income was $4.0 million, compared to net loss of $3.8 million in the prior year quarter.
●	Net income / (loss) margin increased to 3.7%, compared to (3.8)% in the prior year quarter.
●	Non-GAAP adjusted net income increased to $5.8 million, compared to $3.1 million in the prior year quarter (see Exhibit 1 for reconciliation).
●	Non-GAAP adjusted net income margin increased to 5.3%, compared to 3.0% in the prior year quarter (see Exhibit 1 for reconciliation).

Adjusted EBITDA

●	Non-GAAP adjusted EBITDA, increased to $15.9 million, compared to $13.9 million in the prior year quarter (see Exhibit 2 for reconciliation).
●	Non-GAAP adjusted EBITDA margin increased to 14.6%, compared to 13.8% in the prior year quarter (see Exhibit 2 for reconciliation).

Earnings Per Share

●	IFRS basic and fully diluted earnings per share was $0.22 and $0.21, compared to IFRS basic and fully diluted earnings per share of $0.00 in the prior year quarter.*
●	Non-GAAP pro forma fully diluted adjusted earnings per share increased to $0.31, compared to $0.16 in the prior year quarter (see Exhibit 1 for reconciliation).

* IFRS fully diluted earnings per share for the three and twelve months ended June 30, 2020 does not reflect the recapitalization that occurred in connection with ibex’s August 7, 2020 initial public offering.

Balance Sheet

●	As of June 30, 2021, the Company had cash and cash equivalents of $57.8 million, total borrowings of $28.5 million, and lease liabilities of $84.0 million, compared to cash and cash equivalents of $21.9 milllion, total borrowings of $31.3 million, and lease liabilities of $74.7 million as of June 30, 2020.

Fiscal Year 2021 Business Highlights

●	Won 23 new clients, primarily Digital First companies in the Retail and E-Commerce, FinTech, and HealthTech verticals.
●	Legacy top three client concentration decreased to 34.2% of revenue from 43.7% in the prior year, and exited the year at 28.2% in the fourth quarter.
●	Added over 3,300 seats in high margin nearshore and offshore locations.
●	Invested in our employees through $12.8 million of cost incurred, of which $8.3 million is considered non-recurring, as part of our employee COVID health and safety program, which includes private employee transportation, vaccine procurement, and COVID testing, as well as deep site cleaning. The investment in the program resulted in:
o	100% of IBEX’s sites globally have remained operational throughout the pandemic with 100% of health audits passed.
o	High vaccination rate across our regions including 95% and 70% employee vaccination rate in Pakistan and the Philippines, respectively.

Fiscal Year 2022 Business Outlook

●	Fiscal Year 2022 organic revenue growth of 7% to 9%. Revenue growth will accelerate beginning in the second quarter as we onboard new capacity in Q1.
●	Adjusted EBITDA of $69.0 million to $71.0 million.
●	Capex of $30.0 million to $35.0 million. We expect to return to significantly lower, normalized capex spend when social distancing restrictions subside.

Conference Call and Webcast Information

IBEX Limited will host a conference call and live webcast to discuss its fourth quarter and full fiscal year 2021 financial results at 4:30 p.m. Eastern Time today, September 14, 2021. To access the conference call, dial (833) 614-1408 for the U.S. or Canada, or for international callers (914) 987-7129 and provide conference ID 5259104. The webcast will be available live on the Investors section of ibex's website at: https://investors.ibex.co/.

An audio replay of the call will also be available to investors beginning at approximately 7:30 p.m. Eastern Time on September 14, 2021, until 7:30 p.m. Eastern Time on September 21, 2021, by dialing (855) 859-2056 for the U.S. or Canada, or for international callers, (404) 537-3406 and entering passcode 5259104. In addition, an archived webcast will be available on the Investors section of ibex's website at: https://investors.ibex.co/.

Financial Information

While the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to financial statements for interim periods and full fiscal years, as applicable, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements.” The financial information in this press release has not been audited. Our independent registered public accounting firm, BDO LLP, has not audited, reviewed, compiled, or performed any procedures with respect to our results for the fourth quarters presented herein.

Non-GAAP Financial Measures

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-GAAP financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or net income / (loss) or as alternatives to cash flow from operating, investing or financing activities for the period, or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

ibex is not providing a quantitative reconciliation of forward-looking non-GAAP adjusted EBITDA to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, non-recurring expenses, fair value adjustments, and share-based compensation expense. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

About ibex

ibex helps the world’s preeminent brands more effectively engage their customers with services ranging from customer support, technical support, inbound/outbound sales, business intelligence and analytics, digital demand generation, and CX surveys and feedback analytics.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.  These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: developments relating to COVID-19; our ability to attract new business and retain key clients; our ability to enter into multi-year contracts with our clients at appropriate rates; the potential for our clients or potential clients to consolidate; our clients deciding to enter into or further expand their insourcing activities; our ability to operate as an integrated company under the ibex brand; our ability to manage portions of our business that have long sales cycles and long implementation cycles that require significant resources and working capital; our ability to manage our international operations, particularly in Pakistan and the Philippines and increasingly in Jamaica and Nicaragua; our ability to comply with applicable laws and regulations, including those regarding privacy, data protection and information security; our ability to manage the inelasticity of our labor costs relative to short-term movements in client demand; our ability to realize the anticipated strategic and financial benefits of our relationship with Amazon; our ability to recruit, engage, motivate, manage and retain our global workforce; our ability to anticipate, develop and implement information technology solutions that keep pace with evolving industry standards and changing client demands; our ability to maintain and enhance our reputation and brand; and other factors discussed under the heading “Risk Factors”  in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 23, 2020 and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Media Contact: Brad Jones, Senior Director, PR & Communications, ibex, 720.643.8731, Brad.Jones@ibex.co

IR Contact: Daniel Bellehsen, Executive Vice President, Investor Relations & Corporate Development, ibex, Dan.Bellehsen@ibex.co

IBEX Limited

Unaudited Consolidated Statements of Financial Position

	June 30,	June 30,
US$ in thousands	2021	2020
Assets
Current assets
Cash and cash equivalents	$57,842	$21,870
Trade and other receivables	81,104	62,579
Due from related parties	1,755	1,587
Warrant asset	673	-
Total current assets	$141,374	$86,036

Non-current assets
Property and equipment	$106,703	$84,588
Goodwill	11,832	11,832
Other intangible assets	3,209	2,781
Warrant asset	1,420	2,611
Investment in joint venture	258	331
Deferred tax asset	4,252	2,223
Other assets	5,239	4,834
Total non-current assets	$132,913	$109,200
Total assets	$274,287	$195,236

Liabilities and equity
Current liabilities
Trade and other payables	$54,863	$53,213
Deferred revenue	4,077	3,470
Lease liabilities	12,121	12,668
Borrowings	26,716	27,476
Due to related parties	4,275	5,739
Income tax payables	3,663	3,087
Total current liabilities	$105,715	$105,653

Non-current liabilities
Deferred revenue	$3,010	$434
Lease liabilities	71,878	62,044
Borrowings	1,801	3,782
Deferred tax liability	86	117
Other non-current liabilities	11,138	7,058
Total non-current liabilities	$87,913	$73,435
Total liabilities	$193,628	$179,088

Equity attributable to owners of the parent
Share capital	$2	$12
Additional paid-in capital	158,157	96,207
Other reserves	33,180	29,456
Accumulated deficit	(110,680)	(109,527)
Total equity	$80,659	$16,148
Total equity and liabilities	$274,287	$195,236

IBEX Limited

Unaudited Consolidated Statements of Profit or Loss

and Other Comprehensive Income / (Loss)

	Three months ended June 30,		Year ended June 30,
US$ in thousands, except share and per share amounts	2021	2020	2021	2020
Revenue	$108,878	$100,880	$443,662	$405,135

Payroll and related costs	$73,189	$69,009	296,799	276,255
Share-based payments	$517	$478	4,521	359
Reseller commission and lead expenses	$2,973	$3,724	13,749	17,328
Depreciation and amortization	$7,517	$6,012	28,197	24,472
Fair value measurement of share warrants	$(446)	$2,506	9,732	3,138
Other operating costs	$19,154	$19,885	76,865	64,070
Income / (loss) from operations	$5,974	$(734)	$13,799	$19,513

Finance expenses	$(2,111)	$(2,238)	(9,034)	(9,428)
Income / (loss) before taxation	$3,863	$(2,972)	$4,765	$10,085

Income tax benefit / (expense)	$164	$(833)	(1,918)	(2,315)
Net income / (loss)	$4,027	$(3,805)	$2,847	$7,770

Other comprehensive income / (loss)
Item that will not be subsequently reclassified to profit or loss
Actuarial loss on retirement benefits	$(26)	$(184)	$(26)	$(184)
Items that will be subsequently reclassified to profit or loss
Foreign currency translation adjustment	$(108)	$(211)	$(122)	$(248)
Cash flow hedge - changes in fair value	$44	$(518)	202	(518)
	$(90)	$(913)	$54	$(950)
Total comprehensive income / (loss)	$3,937	$(4,718)	$2,901	$6,820

Earnings per share attributable to the ordinary equity holders of the parent
Basic	$0.22	$-	$0.16	$-
Diluted	$0.21	$-	$0.15	$-

Weighted average shares outstanding
Basic	18,172,372	1,176,370	17,649,446	1,176,370
Diluted	18,874,132	12,936,962	18,384,921	12,936,962

IBEX Limited

Unaudited Consolidated Statements of Cash Flows

	Three months ended June 30,		Year ended June 30,
US$ in thousands	2021	2020	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Income / (loss) before taxation	$3,863	$(2,972)	$4,765	$10,085
Adjustments to reconcile income before taxation to net cash provided by operating activities:
Depreciation and amortization	7,517	6,012	28,197	24,472
Amortization of warrant asset	(160)	154	517	705
Foreign currency translation (gain) / loss	(31)	(444)	198	(195)
Fair value measurement of share warrants	(446)	2,506	9,732	3,138
Phantom stock expense	(62)	166	851	(31)
Share-based payments	579	312	3,670	390
Allowance for expected credit losses	(45)	123	291	224
Share of profit from investment in joint venture	(177)	(119)	(577)	(533)
Loss / (gain) on disposal of fixed assets	-	63	-	(10)
Loss / (gain) on lease terminations	121	-	(923)	-
Provision for defined benefit scheme	34	(13)	228	121
Impairment of intangibles	-	777	-	777
Finance expenses	2,111	2,239	9,034	9,429
(Increase) / Decrease in trade and other receivables	(2,969)	888	(13,327)	9,042
Decrease / (Increase) in prepayments and other assets	965	(35)	(405)	(1,435)
(Decrease) / Increase in trade and other payables and other liabilities	(4,698)	12,027	(1,655)	7,106
Cash inflow from operations	6,602	21,684	40,596	63,285
Interest paid	(2,111)	(2,239)	(9,034)	(9,429)
Income taxes paid	(2,713)	(1,379)	(5,665)	(2,137)
Net cash inflow from operating activities	$1,778	$18,066	$25,897	$51,719

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	$(4,763)	$(264)	$(19,360)	$(4,283)
Purchase of other intangible assets	(189)	(497)	(1,463)	(982)
Dividend received from joint venture	277	121	650	430
Net cash outflow from investing activities	$(4,675)	$(640)	$(20,173)	$(4,835)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from line of credit	$24,767	$20,042	$116,026	$127,567
Repayments of line of credit	(21,789)	(24,633)	(115,189)	(142,118)
Proceeds from borrowings	-	-	1,714	1,000
Repayment of borrowings	(1,757)	(3,227)	(11,080)	(8,033)
Payment of related party loans	-	-	(1,614)	-
Net proceeds from initial public offering	-	-	63,107	-
Payment of listing related cost	(22)	-	(1,074)	-
Exercise of options	-	-	28	-
Principal payments on lease obligations	(2,845)	(3,227)	(17,489)	(12,162)
Dividend distribution	-	-	(4,000)	(121)
Net cash (outflow) / inflow from financing activities	$(1,646)	$(11,045)	$30,429	$(33,867)
Effects of exchange rate difference on cash and cash equivalents	(167)	18	(181)	(20)
Net (decrease) / increase in cash and cash equivalents	$(4,710)	$6,399	$35,972	$12,997
Cash and cash equivalents at beginning of the period	$62,552	$15,471	$21,870	$8,873
Cash and cash equivalents at end of the period	$57,842	$21,870	$57,842	$21,870

IBEX Limited

Reconciliation of IFRS Financial Measures to Non-GAAP Financial Measures

EXHIBIT 1: Adjusted net income and pro forma adjusted earnings per share – diluted

We define “Adjusted net income” as net income / (loss)  before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), amortization of warrant asset, foreign exchange gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable, net of the tax effect of such adjustments. The following table provides a reconciliation of adjusted net income to our net income / (loss) for the periods presented:

	Three months ended June 30,					Year ended June 30,
	2021		2020			2021		2020
US$ in thousands, except share and per share amounts, unaudited	Amount	Per Share	Amount	Per Share		Amount	Per Share	Amount	Per Share
Net income / (loss)	$4,027	$0.22	$(3,805)	$(0.29)	(d)	$2,847	$0.16	$7,770	$0.60	(d)
Non-recurring expenses	2,364	0.13	5,085	0.39		10,203	0.58	6,482	0.50
Amortization of warrant asset	(160)	(0.01)	154	0.01		517	0.03	705	0.05
Foreign currency translation (gain) / loss	(31)	(0.00)	(444)	(0.03)		198	0.01	(195)	(0.02)
Fair value measurement of share warrants	(446)	(0.02)	2,506	0.19		9,732	0.55	3,138	0.24
Share-based payments^	517	0.03	478	0.04		4,521	0.26	359	0.03
Loss / (gain) on disposal of fixed assets	-	-	63	0.00		-	-	(10)	(0.00)
Loss / (gain) on lease terminations	121	0.01	-	-		(923)	(0.05)	-	-
Impairment of intangibles	-	-	777	0.06		-	-	777	0.06
Total adjustments	$2,365	$0.13	$8,619	$0.67		$24,248	$1.37	$11,256	$0.87
Tax impact of adjustments(a)	(618)	(0.03)	(1,739)	(0.13)		(3,519)	(0.20)	(1,977)	(0.15)
Adjusted net income and adjusted earnings per share	$5,774	$0.32	$3,075	$0.24		$23,576	$1.34	$17,049	$1.32
Adjusted net income margin	5.3%		3.0%			5.3%		4.2%

Weighted average shares outstanding - diluted	18,172,372	$0.32	12,936,962	$0.24		17,649,446	$1.34	12,936,962	$1.32
Dilutive impact of shares issued on August 7, 2020(b)	-	$-	3,571,429	$(0.04)		-	$-	3,199,609	$(0.23)
Dilutive impact of preferred share conversion on August 7, 2020(b)	-	$-	1,785,565	$(0.02)		-	$-	1,785,565	$(0.13)
Dilutive impact of share-based compensation and the Amazon warrant(b)	701,760	$(0.01)	580,176	$(0.01)		735,475	$(0.05)	462,785	$(0.03)
Pro forma adjusted weighted average shares outstanding - diluted and pro forma adjusted earnings per share - diluted(c)	18,874,132	$0.31	18,874,132	$0.16		18,384,921	$1.28	18,384,921	$0.93
^ Includes phantom stock expense

(a) The tax impact of each adjustment is calculated using the effective tax rate in the relevant jurisdiction.

(b) Represents the dilutive impact of (i) an incremental 3,571,429 and 3,199,609 weighted average shares outstanding for the three and twelve months ended June 30, 2021, respectively, as a result of our initial public offering completed on August 7, 2020, (ii) an incremental 1,785,565 shares outstanding due to the conversion of preferred shares to common shares in connection with our initial public offering on August 7, 2020 and (iii) incremental weighted average shares outstanding resulting from vesting of awards under share-based compensation plans and vesting of the Amazon warrant, using the treasury stock method (as applicable) during the periods presented.

(c) We provide “pro forma adjusted earnings per share – diluted” to illustrate the impact on the calculation of adjusted earnings per share of taking into account the dilutive impact of the shares issued in our initial public offering on August 7, 2020, the dilutive impact of the preferred share conversion on August 7, 2020, and the dilutive impact related to vesting of awards under share-based compensation plans and the Amazon warrant on the calculation of weighted average shares outstanding – diluted, resulting in pro forma adjusted weighted average shares outstanding – diluted. We have used 18,874,132 and 18,384,921 shares, the pro forma adjusted weighted average shares outstanding – diluted for the three and twelve months ended June 30, 2021, respectively, to calculate pro forma adjusted earnings per share – diluted for the three and twelve months ended June 30, 2020. We believe that pro forma adjusted earnings per share – diluted is useful information for investors because it enhances comparability between the current period and prior periods. This non-GAAP measure will be recalculated each reporting period based on the pro forma adjusted weighted average shares outstanding – diluted for the latest reporting periods. Therefore, pro forma adjusted earnings per share – diluted in future periods may differ from pro forma adjusted earnings per share – diluted presented in prior periods. Pro forma adjusted earnings per share – diluted may not be comparable to other similarly titled measures of other companies, has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB.

(d) See Note 20 to our audited consolidated financial statements  included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on October 23, 2020 for additional information regarding the calculation of basic and diluted earnings / (loss) per share attributable to equity holders of the parent and weighted average shares outstanding – basic and diluted. For the periods noted, the amount represents net income divided by the weighted average shares outstanding – diluted for the period presented.

EXHIBIT 2: EBITDA and Adjusted EBITDA

We define “EBITDA” as net income / (loss) before the effect of the following items: finance expenses, income tax (benefit) / expense, and depreciation and amortization, as applicable. We define “Adjusted EBITDA” as EBITDA before the effect of the following items: non-recurring expenses (including litigation and settlement expenses, costs related to COVID-19, and expenses related to our initial public offering), amortization of warrant asset, foreign exchange gains or losses, fair value measurement of share warrants, share-based payments, gain or loss on disposal of fixed assets and/or lease terminations, and impairment of intangibles, as applicable.

	Three months ended June 30,		Year ended June 30,
US$ in thousands, unaudited	2021	2020	2021	2020
Net income / (loss)	$4,027	$(3,805)	$2,847	$7,770
Finance expenses	$2,111	$2,238	9,034	9,428
Income tax (benefit) / expense	$(164)	$833	1,918	2,315
Depreciation and amortization	$7,517	$6,012	28,197	24,472
EBITDA	$13,491	$5,278	$41,996	$43,985
Non-recurring expenses	$2,364	$5,085	10,203	6,482
Amortization of warrant asset	$(160)	$154	517	705
Foreign currency translation (gain) / loss	$(31)	$(444)	198	(195)
Fair value measurement of share warrants	$(446)	$2,506	9,732	3,138
Share-based payments^	$517	$478	4,521	359
Loss / (gain) on disposal of fixed assets	$-	$63	-	(10)
Loss / (gain) on lease terminations	$121	$-	(923)	-
Impairment of intangibles	$-	$777	-	777
Adjusted EBITDA	$15,856	$13,897	$66,244	$55,241
Adjusted EBITDA margin	14.6%	13.8%	14.9%	13.6%
^ Includes phantom stock expense

EXHIBIT 3: Free cash flow

We define “free cash flow” as net cash provided by operating activities less cash capital expenditures.

	Three months ended June 30,		Year ended June 30,
US$ in thousands, unaudited	2021	2020	2021	2020

Net cash provided by operating activities	$1,778	$18,066	$25,897	$51,719

Less:
Cash capital expenditures	4,952	761	20,823	5,265
Free cash flow(1)	$(3,174)	$17,305	$5,074	$46,454

(1)Excluded from free cash flow are the principal portion of right-of-use lease payments of $2,720 and $2,527 for the three months ended June 30, 2021 and 2020, respectively, and $10,783 and $9,146 for the years ended June 30, 2021 and 2020, respectively. We believe it is useful to consider these payments when analyzing free cash flow as these amounts directly relate to revenue generating assets used in operations.

EXHIBIT 4: Net debt

We define “net debt” as total debt (borrowings and leases) less cash and cash equivalents.

	June 30,	June 30,
US$ in thousands, unaudited	2021	2020
Borrowings
Non-current	$1,801	$3,782
Current	26,716	27,476
	$28,517	$31,258
Leases
Non-current	71,878	62,044
Current	12,121	12,668
	$83,999	$74,712
Total debt	$112,516	$105,970
Cash and cash equivalents	57,842	21,870
Net debt	$54,674	$84,100